

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 28, 2008

Mr. Alexander Craven
Vice President, Finance and Treasurer
Fox Petroleum Inc
64 Knightsbridge
London, SW1X 7JF ENGLAND

> **Re:** **Fox Petroleum Inc.**
> **Form 10-KSB for Fiscal Year Ended February 28, 2007**
> **Filed June 13, 2007**
> **Form 10-QSB for Fiscal Quarters Ended May 31, 2007 and**
> **August 31, 2007**
> **Filed June 13, 2007 and October 22, 2007**
> **Response letter dated March 17, 2008**
> **File No. 0-52721**

Dear Mr. Craven:

 We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the Period Ended November 30, 2007

Note 2. Nature and Continuance of Operations, page F-6

1. We note your response to our prior comments 2 and 3 in our letter of February 19, 2008. We further note that you have disclosed that you have no formal plans to address your liquidity concerns and that there is no assurance of additional funding being available to you. Please revise future filings to clearly disclose the outcome to your operations if you fail to obtain additional financing and are unable to meet future cash requirements. We refer you to disclosure guidance in Section IV of SEC Release 33-8350, "Commission Guidance Regarding

Management's Discussion and Analysis of Financial Condition and Results of Operations."

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief